SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 12 December, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



The following press release was issued in the USA at 0800 PST today.


          BP Partners with Enbridge Inc on Olympic Pipe Line Ownership

December 12, 2005 - Renton, WA - BP, operator of Olympic Pipe Line, announced today that it has partnered with Enbridge Inc, who will now, for a consideration of US$101.9 million, own a majority - 65% share - of Olympic. Enbridge and BP will seek any necessary state and federal approvals regarding the transaction.

"BP retains complete operatorship of the pipeline, as it does today," said Chris Maudlin, Olympic's President. "The day-to-day operations of the Olympic Pipe Line will continue unchanged and BP will continue to operate the pipeline with safety as our top priority."

Enbridge Inc., is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates the world's longest crude oil and liquids transportation system, in Canada and the U.S.

BP's shareholder representative Bobby Talley said, "We have found a partner in Enbridge that shares our vision and commitment to safe and quality operations, a cornerstone of our pipeline operations across North America and around the world."

Olympic plays a major role in the transportation infrastructure of the Western USA, supplying up to 325 thousand barrels of fuel per day for the citizens of Seattle and other metropolitan areas up and down the I-5 corridor.

It is the major supplier of jet fuel to Sea-Tac International Airport and Portland International Airport as well.

BP Pipelines (North America), Inc. adheres to the highest standards of safety and has taken comprehensive steps to meet and exceed current state and federal pipeline safety and environmental regulations.

Further information:
Michael Abendhoff +1 360)371-1519
Bill Kidd + 1 360 303-5349


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 12 December, 2005                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary